FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 4, 2011

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Krisztina Förhécz	Head of Investor Relations	+36-1-457-6029	forhecz.krisztina@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Szot	IR manager	+36-1-458-0453	szot.marton@telekom.hu

Magyar Telekom announces modernisation of its mobile network

Budapest — May 4, 2011 — Magyar Telekom (Reuters: MTEL.BU and Bloomberg: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced that it has embarked on a large scale modernisation of its mobile network with its longstanding partner, Ericsson.

As part of the network modernisation, Ericsson will replace the current 2G and 3G wireless base stations to unique, multi-standard RBS 6000 equipments developed for GSM/EDGE, WCDMA/HSPA Evolution and LTE technologies. Once the necessary frequencies are available, Magyar Telekom will also be ready in 2011 to offer LTE services to its customers through the new fourth generation LTE technology provided by Ericsson.

As the first stage of the modernisation, T-Mobile customers will be able to experience the benefits of the super fast broadband services in summer when HSPA+, offering 21 Mbps speed, will be available in many parts of Budapest as well as in several rural locations, via 200 new HSPA+ station. HSPA+ will be available across the entire network by 2013.

The agreement will offer further cost saving potential, including a 50% saving in energy costs.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 4, 2011